UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934

                              (Amendment No. 8)

                 Smith Environmental Technologies Corporation
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
                        (Title of Class of Securities)

                                 138 012 109
                                (CUSIP Number)

                               JAMES J. CRAMER
                               100 Wall Street
                                  8th Floor
                             New York, NY  10005
                          Tel. No.:  (212) 742-4480
                    (Name, Address and Telephone Number of
                     Person Authorized to Receive Notices
                             and Communications)

                              September 23, 1996
                   (Date of Event which Requires Filing of
                               this Statement)



     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box .

     Check the following box if a fee is being paid with the statement  .


                              Page 1 of 9 Pages

                                  SCHEDULE 13D

CUSIP NO. 138 012 109                                     PAGE  2  OF  9  PAGES


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          J.J. Cramer & Co.
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [  ]
                                                                       (b) [ X]

3   SEC USE ONLY

4   SOURCE OF FUNDS

         N/A
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e)                                                  [  ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
                            7    SOLE VOTING POWER
    NUMBER OF
     SHARES                           238,500
BENEFICIALLY OWNED
BY EACH REPORTING           8    SHARED VOTING POWER
     PERSON
      WITH                              -0-
                            9    SOLE DISPOSITIVE POWER

                                        238,500
                            10   SHARED DISPOSITIVE POWER

                                        -0-
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          238,500
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [  ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.0%
14   TYPE OF REPORTING PERSON

          CO

                                  SCHEDULE 13D

CUSIP NO. 138 012 109                                     PAGE  3  OF  9  PAGES


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          James J. Cramer
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [  ]
                                                                       (b) [ X]

3   SEC USE ONLY

4   SOURCE OF FUNDS

         N/A
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e)                                                  [  ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
                            7    SOLE VOTING POWER
    NUMBER OF
     SHARES                           -0-
BENEFICIALLY OWNED
BY EACH REPORTING           8    SHARED VOTING POWER
     PERSON
      WITH                          238,500
                            9    SOLE DISPOSITIVE POWER

                                      -0-
                            10   SHARED DISPOSITIVE POWER

                                   238,500
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          238,500
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [  ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.0%
14   TYPE OF REPORTING PERSON

          IN

                                  SCHEDULE 13D

CUSIP NO. 138 012 109                                     PAGE  4  OF  9  PAGES


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Karen L. Cramer
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [  ]
                                                                       (b) [ X]

3   SEC USE ONLY

4   SOURCE OF FUNDS

         N/A
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e)                                                  [  ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
                            7    SOLE VOTING POWER
    NUMBER OF
     SHARES                           -0-
BENEFICIALLY OWNED
BY EACH REPORTING           8    SHARED VOTING POWER
     PERSON
      WITH                          238,500
                            9    SOLE DISPOSITIVE POWER

                                      -0-
                            10   SHARED DISPOSITIVE POWER

                                   238,500
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          238,500
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [  ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.0%
14   TYPE OF REPORTING PERSON

          IN

                                  SCHEDULE 13D

CUSIP NO. 138 012 109                                     PAGE  5  OF  9  PAGES


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Cramer Partners, L.P.
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [  ]
                                                                       (b) [  ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

         N/A
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e)                                                  [  ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
                            7    SOLE VOTING POWER
    NUMBER OF
     SHARES                           238,500
BENEFICIALLY OWNED
BY EACH REPORTING           8    SHARED VOTING POWER
     PERSON
      WITH                              -0-
                            9    SOLE DISPOSITIVE POWER

                                     238,500
                            10   SHARED DISPOSITIVE POWER

                                        -0-
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          238,500
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [  ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.0%
14   TYPE OF REPORTING PERSON

          PN

                                  SCHEDULE 13D

CUSIP NO. 138 012 109                                     PAGE  6  OF  9  PAGES


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Cramer Capital Corporation
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [  ]
                                                                       (b) [  ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

         N/A
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e)                                                  [  ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
                            7    SOLE VOTING POWER
    NUMBER OF
     SHARES                           238,500
BENEFICIALLY OWNED
BY EACH REPORTING           8    SHARED VOTING POWER
     PERSON
      WITH                              -0-
                            9    SOLE DISPOSITIVE POWER

                                        238,500
                            10   SHARED DISPOSITIVE POWER

                                        -0-
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          238,500
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [  ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.0%
14   TYPE OF REPORTING PERSON

          CO

CUSIP NO.  138 012 109                                      PAGE 7  OF 9 PAGES



ITEM 1.     SECURITY AND ISSUER.

          The undersigned hereby amends the statement on Schedule 13D, dated May 12, 1994, as amended by Amendment No. 1, dated September 14, 1994, as amended by Amendment No. 2, dated November 29, 1995, as amended by Amendment No. 3, dated December 29, 1995, as amended by Amendment No. 4, dated February 6, 1995, as amended by Amendment No. 5, dated April 16, 1996, as amended by Amendment No. 6, dated June 5, 1996, and as amended by Amendment No. 7, dated July 11, 1996 (the "Statement"), filed by the undersigned relating to the Common Stock, par value $0.01 per share of Smith Environmental Technologies Corporation, a Delaware corporation, as set forth below. Unless otherwise indicated, all capitalized terms used herein shall have the same meaning as set forth in the Statement.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          Items  5(a), 5(b), 5(c) and 5(e) of the Statement are hereby amended and restated to read in their entirety as follows:

          (a) This statement on Schedule 13D relates to 238,500 Shares beneficially owned by the Reporting Persons, which constitute approximately 4.0% of the issued and outstanding Shares.

          (b) The Manager has sole voting and dispositive power with respect to 238,500 Shares owned by the Partnership. James
          Cramer and Karen Cramer have shared voting and dispositive power with respect to 238,500 Shares.

          (c)Since the date of the last filing, the Reporting Persons sold shares of the Common Stock on the dates, in the amounts and at the prices set forth on Exhibit B attached hereto and incorporated by reference herein. All of such sales were made on the open market.

          (e) As of September 23, 1996, based upon the amount of shares of Common Stock outstanding as of such date as represented by Smith Environmental Technologies Corporation, the Reporting Persons will no longer beneficially own in excess of five percent of the Common Stock.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
          ISSUER.

          Item  6  of  the Statement is amended by deleting on the second line the number "298,500" and replacing it with the number "238,500".

CUSIP NO.  138 012 109                                       PAGE 8  OF 9 PAGES


                                 SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 26, 1996

                         J.J. CRAMER & CO.

                         By:/s/ James J. Cramer
                             Name:  James J. Cramer
                             Title: President

                         /s/ James J. Cramer
                         James J. Cramer


                         /s/ Karen L. Cramer
                         Karen L. Cramer


                         CRAMER PARTNERS, L.P.

                         By: CRAMER CAPITAL CORPORATION,
                             its general partner

                         By: /s/ James J. Cramer
                             Name:  James J. Cramer
                             Title:   President


                         CRAMER CAPITAL CORPORATION

                         By: /s/ James J. Cramer
                              Name:  James J. Cramer
                              Title: President

CUSIP NO.  138 012 109                                       PAGE 9  OF 9 PAGES


                                  EXHIBIT B

                         Transactions in Common Stock
                                of The Company




Cramer Partners, L.P.

                Trade Date     No. of Shares       Cost (Sales
                                    Sold        Price) Per Share
                  7/12/96          10,000            1.7500
                  8/27/96          10,000            1.0000
                  8/30/96          10,000            0.8750
                   9/4/96          10,000            1.0000
                   9/5/96          10,000            1.0000
                  9/23/96          10,000            0.8750